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                                                               EXHIBIT 7(C)(1)

                                   PRESS RELEASE

DATE: JANUARY 30, 1997

SAN JUAN, PUERTO RICO-JOSE ENRIQUE FERNANDEZ, President and Chairman of the Board of Oriental Financial Group Inc., the bank holding company of Oriental Bank and Trust, announced today that the Board of Directors has approved the continuance of the share repurchase program of Oriental Bank.

     The share repurchase program approved by the Board of Directors and shareholders of Oriental Bank authorized the Bank to repurchase in the open market up to 490,000 shares of its issued and outstanding shares of common stock (adjusted to 588,000 shares upon Oriental Bank's six-for-five stock dividend that was paid on October 17, 1996) and to retire from circulation any shares repurchased. Pursuant to the approvals and the authorization of the Federal Deposit Insurance Corporation and the Puerto Rico Commissioner of Financial Institutions, Oriental Bank repurchased in the open market a total of 275,000 of its shares of common stock prior to January 24, 1997, the effective date of the bank holding company reorganization.

     The Board of Directors of Oriental Financial Group has approved the continuance of the repurchase program and adopted resolutions authorizing the repurchase in the open market of up 313,000 shares of its common stock, par value $1.00 per share. The shares of common stock so repurchased shall be either held by Oriental Financial Group as treasury shares or retired from circulation and canceled upon repurchase. The 313,000 shares of common stock represent approximately 4.0% of the shares of common stock of Oriental Financial Group that are currently issued and outstanding.

     Oriental Financial Group is a diversified financial services provider company with $926.7 million in assets under management by Oriental Trust, $965.9 million in assets owned by Oriental Bank, $385.0 million in assets gathered by Oriental Financial Services and $457.7 million in loans serviced to others by Oriental Servicing.

     For further information, please contact Ricardo N. Ramos at (787) 766-1986 (extension 1202).